UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 24, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Q3 2024 Results Announcement

30 September 2024

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2024 to the corresponding nine months of 2023 and balance sheet analysis as at 30 September 2024 with comparatives relating to 31 December 2023 and 30 September 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 23 October 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 42 to 47 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the UK, European and US elections in 2024; developments in the UK’s relationship with the European Union (“EU”); the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 12.3% in Q324 and 11.5% for Q324 YTD, on track to deliver against 2024 and 2026 targets

C. S. Venkatakrishnan, Group Chief Executive, commented

“We continue to be focused on disciplined execution of our three year plan and are encouraged with progress to date. Whilst there is more work to do, the Group is on track to achieve its target of greater than 12% RoTE in 2026. In Q324 Barclays delivered a RoTE of 12.3%, supporting our target of greater than 10% in 2024. Tangible net asset value (TNAV) per share increased to 351p, up 11p versus prior quarter and up 35p year-on-year. The acquisition of Tesco Bank, to complete on 1 November 2024, forms part of our commitment to invest in the UK. We continue to exercise cost discipline and remain well capitalised with a Common Equity Tier 1 (CET1) ratio at the end of the quarter of 13.8%.”

●
Group statutory RoTE of 12.3% in Q324 and 11.5% in Q324 YTD, 2024 Group RoTE targets remain unchanged
●
Guidance for 2024 Group Net Interest Income (NII) excluding Investment Bank (IB) and Head Office increased from c.£11.0bn to greater than £11.0bn. Within this Barclays UK NII guidance increased from c.£6.3bn to c.£6.5bn1
●
Group cost: income ratio of 61% in Q324 and Q324 YTD, 2024 Group cost: income ratio target of c.63% remains unchanged
-
Delivered a further £0.3bn of gross cost efficiency savings in Q324 resulting in Q324 YTD savings of £0.7bn, on track to deliver c.£1bn of gross cost efficiency savings in 2024
●
Prudent risk management with Q324 loan loss rate (LLR) of 37bps and Q324 YTD LLR of 42bps, below the through the cycle target range of 50-60bps, with FY24 expected to be at the bottom of this range, inclusive of the Day 1 impact of the Tesco Bank acquisition
●
Strong balance sheet with CET1 ratio of 13.8%, within the target range of 13-14%
●
c.8.0p total distributions per share equivalent announced at H124: dividend of 2.9p now paid, and share buyback of £750m well progressed
●
   TNAV per share of 351p (December 2023: 331p)

Key financial metrics:

Statutory										Excluding inorganic activity2
	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	RoTE
Q324	£6.5bn	£2.2bn	£1.6bn	61%	37bps	12.3%	10.7p	351p	13.8%	12.3%
Q324 YTD	£19.8bn	£6.4bn	£4.4bn	61%	42bps	11.5%	29.3p			12.1%

Q324 Performance highlights:

●
Group statutory RoTE was 12.3% (Q323: 11.0%) with profit before tax of £2.2bn (Q323: £1.9bn)
-
There were no inorganic transactions in Q3242
●
Group income of £6.5bn was up 5% year-on-year, with Group NII excluding IB and Head Office of £2.8bn, of which Barclays UK NII was £1.7bn
-
Barclays UK income increased 4%, as higher structural hedge income was partially offset by mortgage margin pressure and adverse product dynamics in deposits, which have stabilised throughout 2024
-
Barclays UK Corporate Bank (UKCB) income increased 1%, driven by higher average deposit balances
-
Barclays Private Bank and Wealth Management (PBWM) income decreased 3%, as growth in client balances was more than offset by the non-repeat of a timing related one-off in Q323
   -
Barclays Investment Bank (IB) income increased 6%. Global Markets income increased 3%, with FICC and Equities both up 3% respectively. Investment Banking income increased 13%, as higher fee income in Advisory and Debt and Equity Capital Markets was partially offset by lower income in the International Corporate Bank
-
Barclays US Consumer Bank (USCB) income decreased 2% driven by the strengthening of GBP against USD, partially offset by higher balances

●
Group total operating expenses were stable at £4.0bn, with £0.3bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
●
Credit impairment charges were £0.4bn (Q323: £0.4bn) with an LLR of 37bps (Q323: 42bps)

1
This excludes the 2024 impact of the acquisition of Tesco Bank's retail banking business, which is expected to complete on 1 November 2024, with an initial annualised NII of c.£400m. See Other Matters on page 7 for further details of the acquisition.

2
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324.

Q324 YTD Performance highlights:

●
Group statutory RoTE was 11.5% (Q323 YTD: 12.5%) with profit before tax of £6.4bn (Q323 YTD: £6.4bn)
-
Excluding the impact of inorganic activity1, Group RoTE was 12.1%
●
Group income of £19.8bn was stable year-on-year, with Group NII excluding IB and Head Office of £8.2bn of which Barclays UK NII was £4.8bn
●
Group total operating expenses were £12.1bn, up 1% year-on-year, including the £93m impact of the Bank of England (BoE) levy scheme2
-
Group operating costs were stable at £12.0bn, with £0.7bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
●
Credit impairment charges were £1.3bn (Q323 YTD: £1.3bn) with an LLR of 42bps (Q323 YTD: 43bps)
●
CET1 ratio of 13.8% (December 2023: 13.8%), with risk weighted assets (RWAs) of £340.4bn (December 2023: £342.7bn) and TNAV per share of 351p (December 2023: 331p)

Group Financial Targets and Outlook:

2024

●
Returns: targeting RoTE of greater than 10% and c.10.5% excluding inorganic activity1
-
The cumulative impact of all inorganic activity on FY24 Group RoTE is currently expected to be broadly neutral, as an estimated net gain upon the completion of the Tesco Bank acquisition in Q424 should broadly offset the losses on disposals from our Italian retail mortgage portfolios as well as from the disposal of the German consumer finance business
●
Income: targeting Barclays Group NII excluding IB and Head Office of greater than £11.0bn (previous target of c.£11.0bn), of which Barclays UK NII is now c.£6.5bn (up from previous target of c.£6.3bn)3
●
Costs: targeting Group cost: income ratio of c.63%, which includes c.£1bn of gross efficiency savings in 2024
●
Impairment: expect an LLR of 50-60bps through the cycle
●
Capital: expect to operate within the CET1 ratio target range of 13-14%

2026

●
Returns: targeting a greater than 12% RoTE
●
Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
-
Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks
-
Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
●
Income: targeting Group total income of c.£30bn
●
Costs: targeting total Group operating expenses of c.£17bn and a Group cost: income ratio of high 50s in percentage terms. This includes total gross efficiency savings of c.£2bn by 2026
●
Impairment: expect an LLR of 50-60bps through the cycle
●
Capital: expect to operate within the CET1 ratio target range of 13-14%
-
Targeting IB RWAs of c.50% of Group RWAs in 2026
-
Impact of regulatory change on RWAs in line with our prior guidance expected to be at lower end of 5-10% of Group RWAs4
-
The previously estimated c.£16bn RWAs impact from USCB moving to an Internal Ratings Based (IRB) model remains in line with prior guidance, with a change to timing and subject to model build and portfolio changes. c.£5bn of this to be reflected when Basel 3.1 is implemented in 2026 and the remainder to follow thereafter
-
A modest increase in Pillar 2A is likely, applicable at some point in 2025 until model implementation

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.

2
In August 2024, Barclays' final charge for the BoE levy scheme in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. See Other Matters on page 7.

3
This excludes the 2024 impact of the acquisition of Tesco Bank's retail banking business, which is expected to complete on 1 November 2024, with an initial annualised NII of c.£400m expected. See Other Matters on page 7 for further details of the acquisition.

4	Based on Dec-23 RWAs of £342.7bn.

Barclays Group results	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,659	5,795	(2)	1,946	1,873	4
Barclays UK Corporate Bank	1,322	1,375	(4)	445	440	1
Barclays Private Bank and Wealth Management	958	895	7	326	337	(3)
Barclays Investment Bank	9,198	8,998	2	2,851	2,686	6
Barclays US Consumer Bank	2,469	2,402	3	791	809	(2)
Head Office	218	315	(31)	188	113	66
Total income	19,824	19,780	—	6,547	6,258	5
Operating costs	(11,951)	(11,979)	—	(3,954)	(3,949)	—
UK regulatory levies1	(93)	—	DIV/0!	27	—	DIV/0!
Litigation and conduct	(99)	(32)		(35)	—	DIV/0!
Total operating expenses	(12,143)	(12,011)	(1)	(3,962)	(3,949)	—
Other net income	37	7		21	9
Profit before impairment	7,718	7,776	(1)	2,606	2,318	12
Credit impairment charges	(1,271)	(1,329)	4	(374)	(433)	14
Profit before tax	6,447	6,447	—	2,232	1,885	18
Tax charge	(1,304)	(1,257)	(4)	(412)	(343)	(20)
Profit after tax	5,143	5,190	(1)	1,820	1,542	18
Non-controlling interests	(29)	(39)	26	(3)	(9)	67
Other equity instrument holders	(763)	(766)	—	(253)	(259)	2
Attributable profit	4,351	4,385	(1)	1,564	1,274	23

Performance measures
Return on average tangible shareholders' equity	11.5%	12.5%		12.3%	11.0%
Average tangible shareholders' equity (£bn)	50.4	47.0		51.0	46.5
Cost: income ratio	61%	61%		61%	63%
Loan loss rate (bps)	42	43		37	42
Basic earnings per ordinary share	29.3p	28.2p		10.7p	8.3p
Basic weighted average number of shares (m)	14,863	15,564	(5)	14,648	15,405	(5)
Period end number of shares (m)	14,571	15,239	(4)
Period end tangible shareholders' equity (£bn)	51.1	48.2

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	399.2	399.5	405.4
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.4%	1.4%
Total assets	1,531.1	1,477.5	1,591.7
Deposits at amortised cost	542.8	538.8	561.3
Tangible net asset value per share	351p	331p	316p
Common equity tier 1 ratio	13.8%	13.8%	14.0%
Common equity tier 1 capital	47.0	47.3	48.0
Risk weighted assets	340.4	342.7	341.9
UK leverage ratio	4.9%	5.2%	5.0%
UK leverage exposure	1,197.4	1,168.3	1,202.4

Funding and liquidity
Group liquidity pool (£bn)	311.7	298.1	335.0
Liquidity coverage ratio	170.1%	161.4%	158.7%
Net stable funding ratio3	135.6%	138.0%	138.2%
Loan: deposit ratio	74%	74%	72%

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2	Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.
3	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding inorganic activity1
Nine months ended	30.09.24			30.09.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	5,659	—	5,659	5,795	(2)
Barclays UK Corporate Bank	1,322	—	1,322	1,375	(4)
Barclays Private Bank and Wealth Management	958	—	958	895	7
Barclays Investment Bank	9,198	—	9,198	8,998	2
Barclays US Consumer Bank	2,469	—	2,469	2,402	3
Head Office	218	(240)	458	315	45
Total income	19,824	(240)	20,064	19,780	1
Operating costs	(11,951)	—	(11,951)	(11,979)	—
UK regulatory levies	(93)	—	(93)	—	DIV/0!
Litigation and conduct	(99)	—	(99)	(32)
Total operating expenses	(12,143)	—	(12,143)	(12,011)	(1)
Other net income	37	—	37	7
Profit before impairment	7,718	(240)	7,958	7,776	2
Credit impairment charges	(1,271)	—	(1,271)	(1,329)	4
Profit before tax	6,447	(240)	6,687	6,447	4
Attributable profit	4,351	(233)	4,584	4,385	5

Average tangible shareholders' equity (£bn)	50.4		50.4	47.0
Return on average tangible shareholders' equity	11.5%		12.1%	12.5%
Cost: income ratio	61%		61%	61%

Three months ended	30.09.24			30.09.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	1,946	—	1,946	1,873	4
Barclays UK Corporate Bank	445	—	445	440	1
Barclays Private Bank and Wealth Management	326	—	326	337	(3)
Barclays Investment Bank	2,851	—	2,851	2,686	6
Barclays US Consumer Bank	791	—	791	809	(2)
Head Office	188	—	188	113	66
Total income	6,547	—	6,547	6,258	5
Operating costs	(3,954)	—	(3,954)	(3,949)	—
UK regulatory levies	27	—	27	—	DIV/0!
Litigation and conduct	(35)	—	(35)	—	DIV/0!
Total operating expenses	(3,962)	—	(3,962)	(3,949)	—
Other net income	21	—	21	9
Profit before impairment	2,606	—	2,606	2,318	12
Credit impairment charges	(374)	—	(374)	(433)	14
Profit before tax	2,232	—	2,232	1,885	18
Attributable profit	1,564	—	1,564	1,274	23

Average tangible shareholders' equity (£bn)	51.0		51.0	46.5
Return on average tangible shareholders' equity	12.3%		12.3%	11.0%
Cost: income ratio	61%		61%	63%

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.

Group Finance Director's Review

Q324 YTD Group performance
●
Barclays delivered a profit before tax of £6,447m (Q323 YTD: £6,447m), RoTE of 11.5% (Q323 YTD: 12.5%) and earnings per share (EPS) of 29.3p (Q323 YTD: 28.2p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of GBP against USD negatively impacted income and profits and positively impacted credit impairment charges, total operating expenses and RWAs
●
Group statutory income was stable at £19,824m, including the impact of inorganic activity1
-
Excluding the impact of inorganic activity, Group income increased 1%, as higher structural hedge income, higher Investment Banking fees, increased income in Equities and balance growth in USCB were partially offset by lower FICC income as well as adverse product dynamics in Barclays UK deposits and mortgages
●
Group total operating expenses increased to £12,143m (Q323 YTD: £12,011m), including the £93m impact of the BoE levy scheme2
-
Group operating costs were stable at £11,951m, with £0.7bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
●
Credit impairment charges were £1,271m (Q323 YTD: £1,329m), informed by the anticipated higher delinquencies in US cards partially offset by the impact of credit risk management actions and methodology enhancements, as well as the improved macroeconomic outlook across portfolios. Total coverage ratio was 1.3% (December 2023: 1.4%)
●
The effective tax rate (ETR) was 20.2% (Q323 YTD: 19.5%)
●
Attributable profit was £4,351m (Q323 YTD: £4,385m)
●
Total assets increased to £1,531.1bn (December 2023: £1,477.5bn), driven by an increase in trading securities and seasonal increases in the IB relative to FY23, partially offset by the strengthening of GBP against USD
●
TNAV per share increased to 351p (December 2023: 331p) including EPS of 29.3p, a 9p benefit from the cash flow hedging reserve and a c.6p benefit from the reduction in share count as a result of the completion of the share buyback announced at FY23 Results as well as the ongoing share buyback announced at H124 Results. These were partially offset by an 8p reduction from dividends paid during Q324 YTD and net negative other reserve movements

Group capital and leverage
●
The CET1 ratio remained stable at 13.8% (December 2023: 13.8%) as RWAs decreased by £2.3bn to £340.4bn offset by a decrease in CET1 capital of £0.3bn to £47.0bn:
-
c.130bps increase from attributable profit
-
c.80bps decrease driven by shareholder distributions including the £1.8bn share buybacks announced with FY23 and H124 results and an accrual towards the FY24 dividend
-
c.20bps decrease from other capital movements
-
c.20bps decrease as a result of a £5.2bn increase in RWAs, excluding the impact of foreign exchange movements, which includes regulatory model changes in Barclays UK
-
A £1.3bn decrease in CET1 capital due to a decrease in the currency translation reserve was primarily offset by a £7.5bn decrease in RWAs as a result of foreign exchange movements
●
The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) due to a reduction in Tier 1 Capital of £1.7bn and increase in exposure of £29.2bn to £1,197.4bn (December 2023: £1,168.3bn). The decrease in capital was driven by the redemption of an AT1 instrument during the period. The increase in exposure was largely driven by an increase in trading securities and secured lending in IB, partially offset by the strengthening of GBP against USD

Group funding and liquidity
●
The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £311.7bn (December 2023: £298.1bn). The increase in the liquidity pool was primarily driven by deposit growth in International Corporate Bank within the IB and in term wholesale funding
●
The average3 Liquidity Coverage Ratio (LCR) increased to 170.1% (December 2023: 161.4%), equivalent to a surplus of £126.0bn (December 2023: £117.7bn)
●
Total deposits increased by £4.0bn to £542.8bn (December 2023: £538.8bn)
●
The average4 Net Stable Funding Ratio (NSFR) was 135.6% (December 2023: 138.0%), which represents a £164.0bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
●
Wholesale funding outstanding, excluding repurchase agreements, was £178.9bn (December 2023: £176.8bn)

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.

2
In August 2024, Barclays' final charge for the BoE levy scheme in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. See Other Matters on page 7.

3	Represents average of the last 12 spot month end ratios.
4	Represents average of the last four spot quarter end ratios.

Group funding and liquidity (continued)
●
The Group issued £12.8bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H124. The Group has a strong MREL position with a ratio of 34.9%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters
●
The cumulative impact of all inorganic activity in 2024 is currently expected to reduce the Group’s CET1 ratio by c.10bps, and have a broadly neutral impact on FY24 Group RoTE as the estimated net gain upon the completion of the Tesco Bank acquisition in Q424 should broadly offset the losses on disposals from the Italian retail mortgage portfolios as well as from the disposal of the German consumer finance business:
●
Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc to acquire certain assets and liabilities of its retail banking business (including credit cards, unsecured loans and deposits) conducted under the "Tesco Bank" brand. The High Court approved the transfer on 17 October 2024, and it is expected to become effective on 1 November 2024
-
The acquisition is expected to generate an income gain of c.£0.5bn as a result of consideration payable for the net assets being lower than fair value, partially offset by an expected post-acquisition impairment charge from IFRS 9 recognition of c.£0.2bn, generating a day 1 net profit before tax impact of c.£0.3bn, and c.50bps increase to the FY24 Group RoTE. Including the day 1 profit before tax impact, Barclays Group’s CET1 ratio is now estimated to reduce by c.20bps (previously c.30bps) on completion primarily as a result of the addition of c.£7bn RWAs. These impacts will be confirmed as part of Barclays' FY24 Results
●
Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intended to dispose of its performing Italian retail mortgage portfolio, held in Head Office. The sale completed in Q224, generating a loss on disposal of £220m and reduced RWAs by £0.8bn. The transaction was broadly neutral to Barclays’ CET1 ratio and will reduce FY24 Group RoTE by c.40bps
-
On 22 October 2024 Barclays agreed the sale of its non-performing Italian retail mortgage portfolio. The sale of the majority of loans within this portfolio has now completed, with the sale of the remainder expected to complete later in Q424. The transaction is expected to generate a small pre-tax loss of approximately €30m, and reduce RWAs by c.€125m. As a result, the transaction is expected to be broadly neutral to Barclays’ CET1 ratio
-
Barclays remains in discussion with respect to the disposal of the remaining Swiss-Franc linked Italian retail mortgage portfolio. Should the sale occur, it is expected to generate a further small loss on sale, but be broadly neutral to Barclays’ CET1 ratio
●
Disposal of German consumer finance business: on 4 July 2024, Barclays Bank Ireland PLC agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG, for a small premium to net assets. When including disposal costs and accounting adjustments as required by IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), Barclays has recorded a £20m loss for the disposal group within Head Office in Q224, with an expected c.5bps reduction to FY24 Group RoTE. Completion of the sale, which is subject to certain conditions, including regulatory approvals and the sanction of the relevant courts, is expected to occur in Q424 or Q125. Once complete, the sale is expected to release c.£3.4bn of RWAs, increasing Barclays' CET1 ratio by c.10bps
●
FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against Clydesdale Financial Services Limited (CFS) (a subsidiary of Barclays PLC) in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge against the FOS in the High Court in relation to this decision. Barclays will co-operate fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA currently plans to set out next steps on this matter in May 2025. Barclays ceased operating in the motor finance market in late 2019 whilst CFS was a subsidiary of the Barclays Bank group
●
BoE levy scheme: following parliamentary approval, the new levy process commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations moving the charge from negative income to an operating expense. In August 2024, Barclays' final charge in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. The £93m charge will be partially offset by increased income of c.£75m through lower funding costs during 2024

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,812	4,856	(1)	1,666	1,578	6
Net fee, commission and other income	847	939	(10)	280	295	(5)
Total income	5,659	5,795	(2)	1,946	1,873	4
Operating costs	(3,065)	(3,240)	5	(1,017)	(1,058)	4
UK regulatory levies	(42)	—	DIV/0!	12	—	DIV/0!
Litigation and conduct	(7)	12		(1)	9
Total operating expenses	(3,114)	(3,228)	4	(1,006)	(1,049)	4
Other net income	—	—		—	—	DIV/0!
Profit before impairment	2,545	2,567	(1)	940	824	14
Credit impairment charges	(82)	(267)	69	(16)	(59)	73
Profit before tax	2,463	2,300	7	924	765	21
Attributable profit	1,684	1,580	7	621	531	17

Performance measures
Return on average allocated tangible equity	21.4%	20.6%		23.4%	21.0%
Average allocated tangible equity (£bn)	10.5	10.2		10.6	10.1
Cost: income ratio	55%	56%		52%	56%
Loan loss rate (bps)	5	16		3	10
Net interest margin	3.21%	3.15%		3.34%	3.04%

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	199.3	202.8	204.9
Total assets	292.2	293.1	299.9
Customer deposits at amortised cost	236.3	241.1	243.2
Loan: deposit ratio	92%	92%	92%
Risk weighted assets	77.5	73.5	73.2
Period end allocated tangible equity	10.7	10.2	10.1

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,486	3,662	(5)	1,184	1,165	2
Barclaycard Consumer UK	706	722	(2)	249	238	5
Business Banking	1,467	1,411	4	513	470	9
Total income	5,659	5,795	(2)	1,946	1,873	4

Analysis of credit impairment (charges)/releases
Personal Banking	(37)	(205)	82	3	(85)
Barclaycard Consumer UK	(78)	(89)	12	(15)	29
Business Banking	33	27	22	(4)	(3)	(33)
Total credit impairment charges	(82)	(267)	69	(16)	(59)	73

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	168.1	170.1	172.3
Barclaycard Consumer UK	10.6	9.7	9.6
Business Banking	20.6	23.0	23.0
Total loans and advances to customers at amortised cost	199.3	202.8	204.9

Analysis of customer deposits at amortised cost
Personal Banking	182.9	185.4	186.1
Barclaycard Consumer UK	—	—	—
Business Banking	53.4	55.7	57.1
Total customer deposits at amortised cost	236.3	241.1	243.2

Barclays UK delivered a RoTE of 21.4% (Q323 YTD: 20.6%) supported by robust income, strong asset quality and disciplined cost management, with continued investment in our transformation into a simpler, better and more balanced retail bank.

Income statement - Q324 YTD compared to Q323 YTD
●
Profit before tax increased 7% to £2,463m with a RoTE of 21.4% (Q323 YTD: 20.6%)
●
Total income decreased 2% to £5,659m. NII decreased 1% to £4,812m, as continued structural hedge momentum was more than offset by mortgage margin pressure and adverse product dynamics in deposits, which have stabilised throughout 2024. Net fee, commission and other income decreased 10% to £847m primarily from the impact of the transfer of Wealth Management & Investments (WM&I) to PBWM1
●
Total operating expenses decreased 4% to £3,114m, driven by the transfer of WM&I to PBWM1 partially offset by the impact of inflation. Ongoing efficiency savings continue to be reinvested, which includes investment in our transformation programme to drive sustainable improvement to the cost: income ratio
●
Credit impairment charges were £82m (Q323 YTD: £267m), driven by low delinquencies in UK cards, high quality mortgage lending portfolio and the improved macroeconomic outlook. UK cards 30 and 90 day arrears remained low at 0.7% (Q323: 0.9%) and 0.2% (Q323: 0.2%) respectively. The UK cards total coverage ratio reduced to 5.6% (December 2023: 6.8%) driven by release of the affordability linked adjustments, supported by a resilient credit performance

Balance sheet - 30 September 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost decreased by £3.5bn to £199.3bn, driven by subdued mortgage lending reflecting wider market factors and continued repayment of government scheme lending in Business Banking
●
Customer deposits at amortised cost decreased £4.8bn to £236.3bn, driven by reduced Business Banking and retail current account balances, reflecting broader market trends. The loan: deposit ratio remained stable at 92% (December 2023: 92%)
●
RWAs increased to £77.5bn (December 2023: £73.5bn), primarily driven by regulatory model changes

1	WM&I was transferred in May 2023.

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	882	913	(3)	309	304	2
Net fee, commission, trading and other income	440	462	(5)	136	136	—
Total income	1,322	1,375	(4)	445	440	1
Operating costs	(685)	(647)	(6)	(229)	(224)	(2)
UK regulatory levies	(23)	—	DIV/0!	7	—	DIV/0!
Litigation and conduct	—	2		—	2
Total operating expenses	(708)	(645)	(10)	(222)	(222)	—
Other net income	—	2		—	—	DIV/0!
Profit before impairment	614	732	(16)	223	218	2
Credit impairment (charges)/releases	(36)	45		(13)	(15)	13
Profit before tax	578	777	(26)	210	203	3
Attributable profit	392	525	(25)	144	129	12

Performance measures
Return on average allocated tangible equity	17.3%	24.4%		18.8%	18.3%
Average allocated tangible equity (£bn)	3.0	2.9		3.1	2.8
Cost: income ratio	54%	47%		50%	50%
Loan loss rate (bps)	19	(22)		21	21

	As at 30.09.24	As At 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.8	26.4	26.9
Deposits at amortised cost	82.3	84.9	82.7
Risk weighted assets	22.1	20.9	19.5
Period end allocated tangible equity	3.0	3.0	2.8

	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	196	198	(1)	67	69	(3)
Transaction banking	1,126	1,177	(4)	378	371	2
Total income	1,322	1,375	(4)	445	440	1

UKCB delivered a RoTE of 17.3% (Q323 YTD: 24.4%), as income from increased average deposits is offset by lower liquidity pool income, the year-to-date impact of continuing investment to support future growth ambitions and the BoE levy scheme.

Income statement - Q324 YTD compared to Q323 YTD
●
Profit before tax decreased 26% to £578m (Q323 YTD: £777m)
●
Total income decreased 4% to £1,322m as increased deposit income from higher average balances in the higher interest rate environment was more than offset by lower liquidity pool income
●
Total operating expenses increased 10% to £708m, reflecting higher ongoing spend to support growth ambitions and the year-to-date impact of the BoE levy scheme
●
Credit impairment charges were £36m (Q323 YTD: £45m release), driven by resilient underlying credit performance and limited single name charges. The release in the prior period was driven by the improved macroeconomic outlook

Balance sheet - 30 September 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost decreased by £1.6bn to £24.8bn (December 2023: £26.4bn) with underlying growth more than offset by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
●
Customer deposits at amortised cost decreased by £2.6bn at £82.3bn (December 2023: £84.9bn) primarily driven by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
●
RWAs increased to £22.1bn (December 2023: £20.9bn) reflecting higher client lending limits, supporting future lending growth

Barclays Private Bank and Wealth Management	Nine months ended				Three months ended
	30.09.24	30.09.23			30.09.24	30.09.23
Income statement information	£m	£m	% Change		£m	£m	% Change
Net interest income	551	586	(6)		189	219	(14)
Net fee, commission and other income	407	309	32		137	118	16
Total income	958	895	7		326	337	(3)
Operating costs	(656)	(540)	(21)		(222)	(214)	(4)
UK regulatory levies	(2)	—	DIV/0!		1	—	DIV/0!
Litigation and conduct	1	—			—	—
Total operating expenses	(657)	(540)	(22)		(221)	(214)	(3)
Other net income	—	—	DIV/0!	`	—	—	DIV/0!
Profit before impairment	301	355	(15)		105	123	(15)
Credit impairment (charges)/releases	(4)	(8)	50		(7)	2
Profit before tax	297	347	(14)		98	125	(22)
Attributable profit	225	283	(20)		74	102	(27)

Performance measures
Return on average allocated tangible equity	29.5%	37.1%			29.0%	41.2%
Average allocated tangible equity (£bn)	1.0	1.0			1.0	1.0
Cost: income ratio	69%	60%			68%	63%
Loan loss rate (bps)	4	7			19	(7)

Key facts	£bn	£bn
Invested assets1	122.4	105.4
Clients assets and liabilities2	201.5	178.7

	As at 30.09.24	As At 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.0	13.6	13.4
Deposits at amortised cost	64.8	60.3	59.7
Risk weighted assets	7.3	7.2	7.2
Period end allocated tangible equity	1.0	1.0	1.0

PBWM delivered a RoTE of 29.5% (Q323 YTD: 37.1%), supported by 13% growth year-on-year in client balances to £201.5bn, which is predominantly driven by invested assets1 as a result of market movements and underlying growth.

Income statement - Q324 YTD compared to Q323 YTD
●
Profit before tax decreased 14% to £297m with a RoTE of 29.5% (Q323 YTD: 37.1%)
●
Total income increased 7% to £958m reflecting the transfer of WM&I from Barclays UK3 and higher client assets and liabilities balances, partially offset by lower liquidity pool income
●
Total operating expenses increased 22% to £657m, reflecting the transfer of WM&I from Barclays UK and higher ongoing spend, including hiring, to support business growth

Balance sheet - 30 September 2024 compared to 31 December 2023
●
Client assets and liabilities increased £18.6bn to £201.5bn, driven by £13.6bn increase in invested assets as a result of market movements and underlying growth, as well as £4.5bn increase in deposits and £0.5bn increase in gross loans to clients
●
Deposits at amortised cost increased £4.5bn to £64.8bn, driven by underlying growth from client inflows
●
RWAs were stable at £7.3bn (December 2023: £7.2bn)

1	Invested assets represent assets under management and supervision.
2	Client assets and liabilities refers to customer deposits, lending and invested assets.
3	WM&I was transferred in May 2023.

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	747	1,111	(33)	282	397	(29)
Net trading income	4,979	5,283	(6)	1,512	1,497	1
Net fee, commission and other income	3,472	2,604	33	1,057	792	33
Total income	9,198	8,998	2	2,851	2,686	6
Operating costs	(5,763)	(5,685)	(1)	(1,906)	(1,840)	(4)
UK regulatory levies	(26)	—	DIV/0!	7	—	DIV/0!
Litigation and conduct	(29)	7		(17)	6
Total operating expenses	(5,818)	(5,678)	(2)	(1,916)	(1,834)	(4)
Other net income	—	1		—	2
Profit before impairment	3,380	3,321	2	935	854	9
Credit impairment (charges)/releases	(77)	(79)	3	(43)	23
Profit before tax	3,303	3,242	2	892	877	2
Attributable profit	2,266	2,190	3	652	580	12

Performance measures
Return on average allocated tangible equity	10.1%	10.1%		8.8%	8.0%
Average allocated tangible equity (£bn)	29.8	29.0		29.5	28.8
Cost: income ratio	63%	63%		67%	68%
Loan loss rate (bps)	9	10		15	(8)

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.5	62.7	62.3
Loans and advances to banks at amortised cost	6.7	7.3	9.5
Debt securities at amortised cost	44.8	38.9	36.3
Loans and advances at amortised cost	116.0	108.9	108.1
Trading portfolio assets	185.8	174.5	155.3
Derivative financial instrument assets	256.7	255.1	280.4
Financial assets at fair value through the income statement	210.8	202.5	237.2
Cash collateral and settlement balances	134.7	102.3	134.6
Deposits at amortised cost	139.8	132.7	154.2
Derivative financial instrument liabilities	249.4	249.7	268.3
Risk weighted assets	194.2	197.3	201.1
Period end allocated tangible equity	28.4	29.0	29.0

	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	3,733	4,121	(9)	1,180	1,147	3
Equities	2,271	1,942	17	692	675	3
Global Markets	6,004	6,063	(1)	1,872	1,822	3
Advisory	472	422	12	186	80
Equity capital markets	253	181	40	64	62	3
Debt capital markets	1,165	847	38	344	233	48
Banking fees and underwriting	1,890	1,450	30	594	375	58
Corporate lending	108	236	(54)	(21)	103
Transaction banking	1,196	1,249	(4)	406	386	5
International Corporate Bank	1,304	1,485	(12)	385	489	(21)
Investment Banking	3,194	2,935	9	979	864	13
Total income	9,198	8,998	2	2,851	2,686	6

IB delivered a RoTE of 10.1% (Q323 YTD: 10.1%) reflecting the benefit of diversified income streams across businesses and geographies. An increase in Banking fees and underwriting and Equities income was partially offset by a decrease in FICC and International Corporate Bank income. Costs were marginally up while impairment remained below prior year.

Income statement - Q324 YTD compared to Q323 YTD
●
IB has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges, total operating expenses and RWAs
●
Profit before tax increased to £3,303m (Q323 YTD: £3,242m)
●
Total income increased 2% to £9,198m
-
Global Markets income decreased 1% to £6,004m as increased income in Equities was more than offset by lower income in FICC
-
Equities income increased 17% to £2,271m, reflecting increased client activity in Derivatives and Cash products, additionally supported by a £125m fair value gain on Visa B shares in Q124
-
FICC income decreased 9% to £3,733m, reflecting lower client activity in Macro and the non-repeat of the inflation benefit from prior year, partially offset by strong performance in securitised products
-
Investment Banking income increased 9% to £3,194m
-
Banking fees and underwriting income increased 30% to £1,890m. Equity capital markets fees increased 40% driven by increased deal activity including fees booked on a large UK rights issue completed in Q224. Debt capital markets fees increased 38% driven by increased activity in leverage finance and investment grade issuance. Advisory fee income increased 12% to £472m
-
International Corporate Bank income decreased 12% to £1,304m, including the £85m impact of fair value losses on leverage finance lending in Q324, which decreased Corporate lending income. Transaction banking income decreased 4% to £1,196m driven by margin compression as customers continue to migrate to higher interest returning products and lower liquidity pool income
●
Total operating expenses increased 2% to £5,818m reflecting the impact of inflation, Q224 structural cost actions and the estimated impact of the BoE levy scheme, partially offset by efficiency savings
●
Credit impairment charges were £77m (Q323 YTD: £79m), driven by single name charges, partially offset by the benefit of credit protection and the improved macroeconomic outlook

Balance sheet - 30 September 2024 compared to 31 December 2023
●
Loans and advances at amortised costs increased £7.1bn to £116.0bn driven by increased investment in debt securities and c.£2bn from refinements to the perimeter with UKCB
●
Trading portfolio assets increased £11.3bn to £185.8bn driven by increased trading in debt securities to facilitate client demand in Global Markets
●
Derivative assets increased £1.6bn to £256.7bn and liabilities remained broadly stable at £249.4bn, reflecting increased client activity in Equities, offset by a decrease in Macro due to lower market volatility
●
Financial assets at fair value through the income statement increased £8.3bn to £210.8bn driven by increased secured lending balances
●
Deposits at amortised cost increased £7.1bn to £139.8bn driven by growth in deposits, primarily in International Corporate Bank and c.£2bn from refinements to the perimeter with UKCB
●
RWAs decreased to £194.2bn (December 2023: £197.3bn) driven by the strengthening of GBP against USD

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,981	1,918	3	647	662	(2)
Net fee, commission and other income	488	484	1	144	147	(2)
Total income	2,469	2,402	3	791	809	(2)
Operating costs	(1,179)	(1,232)	4	(384)	(404)	5
UK regulatory levies	—	—	DIV/0!	—	—	DIV/0!
Litigation and conduct	(14)	(4)		(9)	—	DIV/0!
Total operating expenses	(1,193)	(1,236)	3	(393)	(404)	3
Other net income	—	—	DIV/0!	—	—	DIV/0!
Profit before impairment	1,276	1,166	9	398	405	(2)
Credit impairment charges	(995)	(989)	(1)	(276)	(404)	32
Profit before tax	281	177	59	122	1
Attributable profit	208	134	55	89	3

Performance measures
Return on average allocated tangible equity	8.4%	5.7%		10.9%	0.4%
Average allocated tangible equity (£bn)	3.3	3.2		3.3	3.1
Cost: income ratio	48%	51%		50%	50%
Loan loss rate (bps)	497	480		411	582
Net interest margin	10.64%	10.84%		10.38%	10.88%

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.2	24.2	24.3
Deposits at amortised cost	19.4	19.7	19.3
Risk weighted assets	23.2	24.8	24.1
Period end allocated tangible equity	3.2	3.4	3.3

USCB delivered a RoTE of 8.4% (Q323 YTD: 5.7%) with underlying growth in cards balances driving higher income, partially offset by the strengthening of GBP against USD. c.£0.9bn ($1.1bn) of the outstanding credit card receivables were sold to Blackstone in Q124, providing a benefit from reduced RWAs.

Income statement - Q324 YTD compared to Q323 YTD
●
The appreciation of GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges, total operating expenses and RWAs
●
Profit before tax was £281m (Q323 YTD: £177m)
●
Total income increased 3% to £2,469m. NII increased 3% to £1,981m reflecting underlying growth in cards balances, partially offset by the strengthening of GBP against USD. Net fee, commission and other income increased 1% to £488m driven by higher purchases and account growth1
●
Total operating expenses decreased 3% to £1,193m, driven by efficiency savings and the strengthening of GBP against USD
●
Credit impairment charges were £995m (Q323 YTD: £989m), driven by anticipated higher delinquencies in US cards, which led to higher coverage ratios, partially offset by the impact of credit risk management actions and methodology enhancements. 30 and 90 day arrears for US cards were 3.0% (Q323: 2.7%) and 1.6% (Q323: 1.3%) respectively. The USCB total coverage ratio was 10.3% (December 2023: 10.1%) as ongoing reserve build was partially offset by the impact of a debt sale in Q324

Balance sheet - 30 September 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost remained broadly stable at £23.2bn (December 2023: £24.2bn) with underlying growth in cards balances more than offset by the strengthening of GBP against USD
●
Customer deposits at amortised cost were broadly stable at £19.4bn (December 2023: £19.7bn), with underlying deposit growth, in line with USCB's ambition to grow core deposits, more than offset by the strengthening of GBP against USD
●
RWAs decreased to £23.2bn (December 2023: £24.8bn), reflecting the sale of receivables to Blackstone in Q124 and strengthening of GBP against USD

1	Includes Barclays accounts and those serviced for third parties.

Head Office	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	463	185		215	87
Net fee, commission and other income	(245)	130		(27)	26
Total income	218	315	(31)	188	113	66
Operating costs	(603)	(635)	5	(197)	(210)	6
UK regulatory levies	—	—	DIV/0!	—	—	DIV/0!
Litigation and conduct	(50)	(49)	(2)	(7)	(16)	56
Total operating expenses	(653)	(684)	5	(204)	(226)	10
Other net income	37	4		21	7
(Loss)/profit before impairment	(398)	(365)	(9)	5	(106)
Credit impairment (charges)/releases	(77)	(31)		(19)	20
Loss before tax	(475)	(396)	(20)	(14)	(86)	84
Attributable loss	(424)	(327)	(30)	(16)	(71)	77

Performance measures
Average allocated tangible equity (£bn)	2.8	0.7		3.5	0.7

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	16.1	19.0	16.8
Period end allocated tangible equity	4.9	3.6	2.0

Income statement - Q324 YTD compared to Q323 YTD
●
Loss before tax was £475m (Q323 YTD: £396m)
●
Total income decreased to £218m (Q323 YTD: £315m) mainly driven by the loss on sale of the performing Italian retail mortgage portfolio and the impact of the disposal of the German consumer finance business. These were partially offset by a gain on disposal of a legacy investment and hedge accounting
●
Total operating expenses decreased to £653m (Q323 YTD: £684m)
●
Credit impairment charges were £77m (Q323 YTD: £31m), reflecting stable credit performance. The lower charge in the prior period was influenced by easing inflationary pressure in the modelled German consumer finance business

Balance sheet - 30 September 2024 compared to 31 December 2023
●
RWAs decreased to £16.1bn (December 2023: £19.0bn) mainly from the sale of the performing Italian retail mortgage portfolio and a decrease in relation to merchant acquiring cash in transit settlement balances

Quarterly Results Summary

Barclays Group
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,308	3,056	3,072	3,139	3,247	3,270	3,053	2,741
Net fee, commission and other income	3,239	3,268	3,881	2,459	3,011	3,015	4,184	3,060
Total income	6,547	6,324	6,953	5,598	6,258	6,285	7,237	5,801
Operating costs	(3,954)	(3,999)	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)
UK regulatory levies1	27	—	(120)	(180)	—	—	—	(176)
Litigation and conduct	(35)	(7)	(57)	(5)	—	(33)	1	(79)
Total operating expenses	(3,962)	(4,006)	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)
Other net income/(expenses)	21	4	12	(16)	9	3	(5)	10
Profit before impairment	2,606	2,322	2,790	662	2,318	2,336	3,122	1,808
Credit impairment charges	(374)	(384)	(513)	(552)	(433)	(372)	(524)	(498)
Profit before tax	2,232	1,938	2,277	110	1,885	1,964	2,598	1,310
Tax (charges)/credit	(412)	(427)	(465)	23	(343)	(353)	(561)	33
Profit after tax	1,820	1,511	1,812	133	1,542	1,611	2,037	1,343
Non-controlling interests	(3)	(23)	(3)	(25)	(9)	(22)	(8)	(22)
Other equity instrument holders	(253)	(251)	(259)	(219)	(259)	(261)	(246)	(285)
Attributable profit/(loss)	1,564	1,237	1,550	(111)	1,274	1,328	1,783	1,036

Performance measures
Return on average tangible shareholders' equity	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%
Average tangible shareholders' equity (£bn)	51.0	49.8	50.5	48.9	46.5	46.7	47.6	46.7
Cost: income ratio	61%	63%	60%	88%	63%	63%	57%	69%
Loan loss rate (bps)	37	38	51	54	42	37	52	49
Basic earnings per ordinary share	10.7p	8.3p	10.3p	(0.7)p	8.3p	8.6p	11.3p	6.5p
Basic weighted average number of shares (m)	14,648	14,915	14,983	15,092	15,405	15,523	15,770	15,828
Period end number of shares (m)	14,571	14,826	15,091	15,155	15,239	15,556	15,701	15,871
Period end tangible shareholders' equity (£bn)	51.1	50.4	50.6	50.2	48.2	45.3	47.3	46.8

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	326.5	329.8	332.1	333.3	339.6	337.4	343.6	343.3
Loans and advances to banks at amortised cost	8.1	8.0	8.5	9.5	11.5	10.9	11.0	10.0
Debt securities at amortised cost	64.6	61.7	57.4	56.7	54.3	53.1	48.9	45.5
Loans and advances at amortised cost	399.2	399.5	397.9	399.5	405.4	401.4	403.5	398.8
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,531.1	1,576.6	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7
Deposits at amortised cost	542.8	557.5	552.3	538.8	561.3	554.7	555.7	545.8
Tangible net asset value per share	351p	340p	335p	331p	316p	291p	301p	295p
Common equity tier 1 ratio	13.8%	13.6%	13.5%	13.8%	14.0%	13.8%	13.6%	13.9%
Common equity tier 1 capital	47.0	47.7	47.1	47.3	48.0	46.6	46.0	46.9
Risk weighted assets	340.4	351.4	349.6	342.7	341.9	336.9	338.4	336.5
UK leverage ratio	4.9%	5.0%	4.9%	5.2%	5.0%	5.1%	5.1%	5.3%
UK leverage exposure	1,197.4	1,222.7	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0

Funding and liquidity
Group liquidity pool (£bn)	311.7	328.7	323.5	298.1	335.0	330.7	333.0	318.0
Liquidity coverage ratio	170.1%	167.0%	163.2%	161.4%	158.7%	157.2%	156.6%	155.5%
Net stable funding ratio	135.6%	136.4%	135.7%	138.0%	138.2%	138.8%	139.2%	137.0%
Loan: deposit ratio	74%	72%	72%	74%	72%	72%	73%	73%

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2	Refer to pages 34 to 38 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,666	1,597	1,549	1,575	1,578	1,660	1,618	1,600
Net fee, commission and other income	280	290	277	217	295	301	343	370
Total income	1,946	1,887	1,826	1,792	1,873	1,961	1,961	1,970
Operating costs	(1,017)	(1,041)	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)
UK regulatory levies	12	—	(54)	(30)	—	—	—	(26)
Litigation and conduct	(1)	(4)	(2)	(4)	9	5	(2)	(13)
Total operating expenses	(1,006)	(1,045)	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)
Other net income	—	—	—	—	—	—	—	1
Profit before impairment	940	842	763	605	824	876	867	824
Credit impairment charges	(16)	(8)	(58)	(37)	(59)	(95)	(113)	(157)
Profit before tax	924	834	705	568	765	781	754	667
Attributable profit	621	584	479	382	531	534	515	474

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	199.3	198.7	200.8	202.8	204.9	206.8	208.2	205.1
Customer deposits at amortised cost	236.3	236.8	237.2	241.1	243.2	249.8	254.3	258.0
Loan: deposit ratio	92%	91%	92%	92%	92%	90%	90%	87%
Risk weighted assets	77.5	76.5	76.5	73.5	73.2	73.0	74.6	73.1
Period end allocated tangible equity	10.7	10.6	10.7	10.2	10.1	10.1	10.3	10.1

Performance measures
Return on average allocated tangible equity	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%
Average allocated tangible equity (£bn)	10.6	10.5	10.4	10.2	10.1	10.2	10.3	10.2
Cost: income ratio	52%	55%	58%	66%	56%	55%	56%	58%
Loan loss rate (bps)	3	1	11	7	10	17	20	27
Net interest margin	3.34%	3.22%	3.09%	3.07%	3.04%	3.22%	3.18%	3.10%

Analysis of Barclays UK	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,184	1,174	1,128	1,067	1,165	1,244	1,253	1,229
Barclaycard Consumer UK	249	228	229	242	238	237	247	269
Business Banking	513	485	469	483	470	480	461	472
Total income	1,946	1,887	1,826	1,792	1,873	1,961	1,961	1,970

Analysis of credit impairment (charges)/releases
Personal Banking	3	(26)	(14)	35	(85)	(92)	(28)	(120)
Barclaycard Consumer UK	(15)	(25)	(38)	(73)	29	(35)	(83)	(12)
Business Banking	(4)	43	(6)	1	(3)	32	(2)	(25)
Total credit impairment charges	(16)	(8)	(58)	(37)	(59)	(95)	(113)	(157)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	168.1	167.3	169.0	170.1	172.3	173.3	173.6	169.7
Barclaycard Consumer UK	10.6	10.2	9.8	9.7	9.6	9.3	9.0	9.2
Business Banking	20.6	21.2	22.0	23.0	23.0	24.2	25.6	26.2
Total loans and advances to customers at amortised cost	199.3	198.7	200.8	202.8	204.9	206.8	208.2	205.1

Analysis of customer deposits at amortised cost
Personal Banking	182.9	183.3	183.4	185.4	186.1	191.1	194.3	195.6
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	53.4	53.5	53.8	55.7	57.1	58.7	60.0	62.4
Total customer deposits at amortised cost	236.3	236.8	237.2	241.1	243.2	249.8	254.3	258.0

Barclays UK Corporate Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	309	296	277	247	304	299	310	324
Net fee, commission, trading and other income	136	147	157	148	136	173	153	153
Total income	445	443	434	395	440	472	463	477
Operating costs	(229)	(235)	(221)	(258)	(224)	(213)	(210)	(213)
UK regulatory levies	7	—	(30)	(8)	—	—	—	(7)
Litigation and conduct	—	—	—	(1)	2	—	—	—
Total operating expenses	(222)	(235)	(251)	(267)	(222)	(213)	(210)	(220)
Other net (expenses)/income	—	—	—	(5)	—	1	1	1
Profit before impairment	223	208	183	123	218	260	254	258
Credit impairment (charges)/releases	(13)	(8)	(15)	(18)	(15)	84	(24)	(52)
Profit before tax	210	200	168	105	203	344	230	206
Attributable profit	144	135	113	59	129	239	157	131

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.8	25.7	25.7	26.4	26.9	26.9	27.2	26.9
Deposits at amortised cost	82.3	84.9	81.7	84.9	82.7	82.6	83.6	84.4
Risk weighted assets	22.1	21.9	21.4	20.9	19.5	20.6	20.2	21.1
Period end allocated tangible equity	3.0	3.0	3.0	3.0	2.8	2.9	2.9	3.0

Performance measures
Return on average allocated tangible equity	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%
Average allocated tangible equity (£bn)	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Cost: income ratio	50%	53%	58%	68%	50%	45%	45%	46%
Loan loss rate (bps)	21	12	23	27	21	(123)	36	74

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	67	57	72	64	69	68	61	66
Transaction banking	378	386	362	331	371	404	402	411
Total income	445	443	434	395	440	472	463	477

Barclays Private Bank and Wealth Management
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	189	187	175	182	219	186	181	205
Net fee, commission and other income	137	133	137	131	118	113	78	81
Total income	326	320	312	313	337	299	259	286
Operating costs	(222)	(220)	(214)	(255)	(214)	(182)	(144)	(153)
UK regulatory levies	1	—	(3)	(4)	—	—	—	(4)
Litigation and conduct	—	1	—	2	—	—	—	—
Total operating expenses	(221)	(219)	(217)	(257)	(214)	(182)	(144)	(157)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	105	101	95	56	123	117	115	129
Credit impairment (charges)/releases	(7)	3	—	4	2	(7)	(3)	(10)
Profit before tax	98	104	95	60	125	110	112	119
Attributable profit	74	77	74	47	102	91	90	92

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.0	13.9	13.7	13.6	13.4	13.8	14.3	14.4
Deposits at amortised cost	64.8	64.6	61.9	60.3	59.7	59.2	60.8	62.3
Risk weighted assets	7.3	7.0	7.2	7.2	7.2	7.2	7.5	7.8
Period end allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.1
Client assets and liabilities1	201.5	198.5	189.1	182.9	178.7	174.1	141.5	139.4

Performance measures
Return on average allocated tangible equity	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.1
Cost: income ratio	68%	68%	70%	82%	63%	61%	56%	55%
Loan loss rate (bps)	19	(9)	—	(10)	(7)	20	7	26

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	282	268	197	282	397	555	159	228
Net trading income	1,512	1,485	1,982	757	1,497	1,351	2,435	1,197
Net fee, commission and other income	1,057	1,266	1,149	998	792	837	975	731
Total income	2,851	3,019	3,328	2,037	2,686	2,743	3,569	2,156
Operating costs	(1,906)	(1,900)	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)
UK regulatory levies	7	—	(33)	(123)	—	—	—	(119)
Litigation and conduct	(17)	(3)	(9)	(2)	6	(1)	2	(55)
Total operating expenses	(1,916)	(1,903)	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)
Other net (expenses)/income	—	—	—	(1)	2	—	(1)	1
Profit/(loss) before impairment	935	1,116	1,329	(23)	854	929	1,538	364
Credit impairment (charges)/releases	(43)	(44)	10	(23)	23	(77)	(25)	(22)
Profit/(loss) before tax	892	1,072	1,339	(46)	877	852	1,513	342
Attributable profit/(loss)	652	715	899	(149)	580	562	1,048	313

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.5	66.6	64.6	62.7	62.3	59.1	63.1	64.6
Loans and advances to banks at amortised cost	6.7	6.6	7.6	7.3	9.5	9.0	9.1	8.1
Debt securities at amortised cost	44.8	41.7	40.4	38.9	36.3	35.1	30.7	27.2
Loans and advances at amortised cost	116.0	114.9	112.6	108.9	108.1	103.2	102.9	99.9
Trading portfolio assets	185.8	197.2	195.3	174.5	155.3	165.0	137.6	133.7
Derivative financial instrument assets	256.7	251.4	248.9	255.1	280.4	264.8	256.5	301.6
Financial assets at fair value through the income statement	210.8	211.7	225.1	202.5	237.2	231.1	243.8	209.4
Cash collateral and settlement balances	134.7	139.8	129.8	102.3	134.6	122.1	124.3	106.2
Deposits at amortised cost	139.8	151.3	151.1	132.7	154.2	142.9	137.3	121.5
Derivative financial instrument liabilities	249.4	241.8	241.5	249.7	268.3	254.5	246.7	288.9
Risk weighted assets	194.2	203.3	200.4	197.3	201.1	197.2	198.0	195.9
Period end allocated tangible equity	28.4	29.7	29.6	29.0	29.0	28.7	28.9	28.6

Performance measures
Return on average allocated tangible equity	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%
Average allocated tangible equity (£bn)	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Cost: income ratio	67%	63%	60%	101%	68%	66%	57%	83%
Loan loss rate (bps)	15	15	(4)	8	(8)	30	10	9

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,180	1,149	1,404	724	1,147	1,186	1,788	976
Equities	692	696	883	431	675	563	704	440
Global Markets	1,872	1,845	2,287	1,155	1,822	1,749	2,492	1,416
Advisory	186	138	148	171	80	130	212	197
Equity capital markets	64	121	68	38	62	69	50	40
Debt capital markets	344	420	401	301	233	273	341	243
Banking Fees and Underwriting	594	679	617	510	375	472	603	480
Corporate lending	(21)	87	42	(23)	103	100	33	(194)
Transaction banking	406	408	382	395	386	422	441	454
International Corporate Banking	385	495	424	372	489	522	474	260
Investment Banking	979	1,174	1,041	882	864	994	1,077	740
Total income	2,851	3,019	3,328	2,037	2,686	2,743	3,569	2,156

Barclays US Consumer Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	647	646	688	686	662	622	634	639
Net fee, commission, trading and other income	144	173	171	180	147	145	192	149
Total income	791	819	859	866	809	767	826	788
Operating costs	(384)	(408)	(387)	(418)	(404)	(401)	(427)	(425)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(9)	(2)	(3)	(2)	—	(4)	—	(3)
Total operating expenses	(393)	(410)	(390)	(420)	(404)	(405)	(427)	(428)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	398	409	469	446	405	362	399	360
Credit impairment charges	(276)	(309)	(410)	(449)	(404)	(264)	(321)	(224)
Profit/(loss) before tax	122	100	59	(3)	1	98	78	136
Attributable profit/(loss)	89	75	44	(3)	3	72	59	101

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.2	24.3	23.6	24.2	24.3	22.9	22.5	23.6
Deposits at amortised cost	19.4	20.0	20.3	19.7	19.3	17.9	18.1	18.3
Risk weighted assets	23.2	24.4	23.9	24.8	24.1	22.5	22.5	23.9
Period end allocated tangible equity	3.2	3.3	3.3	3.4	3.3	3.1	3.1	3.3

Performance measures
Return on average allocated tangible equity	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%
Average allocated tangible equity (£bn)	3.3	3.3	3.3	3.3	3.1	3.1	3.1	3.2
Cost: income ratio	50%	50%	46%	48%	50%	53%	52%	54%
Loan loss rate (bps)	411	438	610	636	582	411	515	337
Net interest margin	10.38%	10.43%	11.12%	10.88%	10.88%	10.66%	10.97%	10.64%

Head Office
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	215	62	186	167	87	(52)	151	(255)
Net fee, commission and other income	(27)	(226)	8	28	26	95	8	379
Total income	188	(164)	194	195	113	43	159	124
Operating costs	(197)	(195)	(211)	(717)	(210)	(221)	(204)	(229)
UK regulatory levies	—	—	—	(14)	—	—	—	(20)
Litigation and conduct	(7)	1	(44)	1	(16)	(32)	(1)	(9)
Total operating expenses	(204)	(194)	(255)	(730)	(226)	(253)	(205)	(258)
Other net income/(expenses)	21	4	12	(10)	7	2	(5)	7
Profit/(loss) before impairment	5	(354)	(49)	(545)	(106)	(208)	(51)	(127)
Credit impairment (charges)/releases	(19)	(18)	(40)	(29)	20	(13)	(38)	(33)
Loss before tax	(14)	(372)	(89)	(574)	(86)	(221)	(89)	(160)
Attributable loss	(16)	(349)	(59)	(447)	(71)	(170)	(86)	(75)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	16.1	18.3	20.2	19.0	16.8	16.4	15.6	14.7
Period end allocated tangible equity	4.9	2.7	3.0	3.6	2.0	(0.5)	1.1	0.7

Performance measures
Average allocated tangible equity (£bn)	3.5	2.1	2.8	2.7	0.7	0.5	1.2	(1.6)

Performance Management

Margins and balances
	Nine months ended 30.09.24			Nine months ended 30.09.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,812	199,938	3.21	4,856	206,338	3.15
Barclays UK Corporate Bank	882	22,552	5.22	913	23,157	5.27
Barclays Private Bank and Wealth Management	551	13,862	5.31	586	14,071	5.57
Barclays US Consumer Bank	1,981	24,864	10.64	1,918	23,661	10.84
Group excluding IB and Head Office	8,226	261,216	4.21	8,273	267,227	4.14
Barclays Investment Bank	747			1,111
Head Office	463			185
Total Barclays Group net interest income	9,436			9,570

The Group excluding IB and Head Office net interest margin (NIM) increased by 7bps from 4.14% in Q323 to 4.21% in Q324, due to continued structural hedge momentum and higher cards balances in USCB, partially offset by mortgage margin pressure in Barclays UK and adverse product dynamics in deposits.

Quarterly analysis
	Q324	Q224	Q124	Q423	Q323
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,666	1,597	1,549	1,575	1,578
Barclays UK Corporate Bank	309	296	277	247	304
Barclays Private Bank and Wealth Management	189	187	175	182	219
Barclays US Consumer Bank	647	646	688	686	662
Group excluding IB and Head Office	2,811	2,726	2,689	2,690	2,763

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	198,616	199,529	201,669	203,646	205,693
Barclays UK Corporate Bank	23,049	22,474	22,257	23,354	23,225
Barclays Private Bank and Wealth Management	14,061	13,931	13,593	13,525	13,594
Barclays US Consumer Bank	24,798	24,899	24,880	25,012	24,128
Group excluding IB and Head Office	260,524	260,833	262,399	265,537	266,640

Net interest margin	%	%	%	%	%
Barclays UK	3.34	3.22	3.09	3.07	3.04
Barclays UK Corporate Bank	5.33	5.30	5.00	4.19	5.19
Barclays Private Bank and Wealth Management	5.35	5.40	5.17	5.33	6.40
Barclays US Consumer Bank	10.38	10.43	11.12	10.88	10.88
Group excluding IB and Head Office	4.29	4.20	4.12	4.02	4.11

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay floating rate will typically be higher than our average receive fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay fixed and receive variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedge reserve. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £98bn (December 2023: £128bn) which reflects the structural hedge notional of £234bn (December 2023: £246bn) netted with non-structural hedging positions of £136bn (December 2023: £118bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of between 2.5 years and 3 years.

Gross structural hedge contributions were £3,430m (Q323: £2,609m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost and the impairment allowance. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.24	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,587	18,026	1,692	165,305	31	60	105	196
Retail credit cards	9,080	1,993	186	11,259	107	429	95	631
Retail other	6,605	1,202	221	8,028	56	104	141	301
Corporate loans1	52,404	7,156	1,789	61,349	155	168	379	702
Total UK	213,676	28,377	3,888	245,941	349	761	720	1,830
Retail mortgages	1,701	29	494	2,224	2	—	278	280
Retail credit cards	20,427	3,448	1,652	25,527	358	960	1,338	2,656
Retail other	1,624	148	130	1,902	2	1	26	29
Corporate loans	59,315	3,895	982	64,192	78	141	225	444
Total Rest of the World	83,067	7,520	3,258	93,845	440	1,102	1,867	3,409
Total loans and advances at amortised cost	296,743	35,897	7,146	339,786	789	1,863	2,587	5,239
Debt securities at amortised cost	61,342	3,316	—	64,658	10	11	—	21
Total loans and advances at amortised cost including debt securities	358,085	39,213	7,146	404,444	799	1,874	2,587	5,260
Off-balance sheet loan commitments and financial guarantee contracts2	378,879	17,441	1,046	397,366	171	231	28	430
Total3,4	736,964	56,654	8,192	801,810	970	2,105	2,615	5,690

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.24	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,556	17,966	1,587	165,109	—	0.3	6.2	0.1
Retail credit cards	8,973	1,564	91	10,628	1.2	21.5	51.1	5.6
Retail other	6,549	1,098	80	7,727	0.8	8.7	63.8	3.7
Corporate loans1	52,249	6,988	1,410	60,647	0.3	2.3	21.2	1.1
Total UK	213,327	27,616	3,168	244,111	0.2	2.7	18.5	0.7
Retail mortgages	1,699	29	216	1,944	0.1	—	56.3	12.6
Retail credit cards	20,069	2,488	314	22,871	1.8	27.8	81.0	10.4
Retail other	1,622	147	104	1,873	0.1	0.7	20.0	1.5
Corporate loans	59,237	3,754	757	63,748	0.1	3.6	22.9	0.7
Total Rest of the World	82,627	6,418	1,391	90,436	0.5	14.7	57.3	3.6
Total loans and advances at amortised cost	295,954	34,034	4,559	334,547	0.3	5.2	36.2	1.5
Debt securities at amortised cost	61,332	3,305	—	64,637	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	357,286	37,339	4,559	399,184	0.2	4.8	36.2	1.3
Off-balance sheet loan commitments and financial guarantee contracts2	378,708	17,210	1,018	396,936	—	1.3	2.7	0.1
Total3,4	735,994	54,549	5,577	796,120	0.1	3.7	31.9	0.7

1
Includes Business Banking, which has a gross exposure of £13.6bn and an impairment allowance of £365m. This comprises £80m impairment allowance on £9.5bn Stage 1 exposure, £56m on £3.0bn Stage 2 exposure and £229m on £1.1bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.

2	Excludes loan commitments and financial guarantees of £20.7bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.0bn and an impairment allowance of £139m. This comprises £13m impairment allowance on £222.8bn Stage 1 exposure, £3m on £1.1bn Stage 2 exposure and £123m on £129m Stage 3 exposure.

4	The annualised loan loss rate is 42bps after applying the total impairment charge of £1,271m.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans1	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts2	374,063	24,208	1,037	399,308	173	287	44	504
Total3,4	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans1	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total3,4	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8

1
Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.

2	Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m

Assets held for sale

During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.09.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,779	18	1.0	412	37	9.0	91	66	72.5	2,282	121	5.3
Retail other	1,290	18	1.4	254	36	14.2	74	50	67.6	1,618	104	6.4
Total Rest of the World	3,069	36	1.2	666	73	11.0	165	116	70.3	3,900	225	5.8

As at 31.12.23
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.
		Stage 2
As at 30.09.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	147,288	15,123	2,071	861	18,055	2,186	167,529
Retail credit cards	29,507	4,768	370	303	5,441	1,838	36,786
Retail other	8,229	1,006	165	179	1,350	351	9,930
Corporate loans	111,719	10,855	64	132	11,051	2,771	125,541
Total	296,743	31,752	2,670	1,475	35,897	7,146	339,786

Impairment allowance
Retail mortgages	33	30	12	18	60	383	476
Retail credit cards	465	1,060	150	179	1,389	1,433	3,287
Retail other	58	70	16	19	105	167	330
Corporate loans	233	295	5	9	309	604	1,146
Total	789	1,455	183	225	1,863	2,587	5,239

Net exposure
Retail mortgages	147,255	15,093	2,059	843	17,995	1,803	167,053
Retail credit cards	29,042	3,708	220	124	4,052	405	33,499
Retail other	8,171	936	149	160	1,245	184	9,600
Corporate loans	111,486	10,560	59	123	10,742	2,167	124,395
Total	295,954	30,297	2,487	1,250	34,034	4,559	334,547

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.2	0.6	2.1	0.3	17.5	0.3
Retail credit cards	1.6	22.2	40.5	59.1	25.5	78.0	8.9
Retail other	0.7	7.0	9.7	10.6	7.8	47.6	3.3
Corporate loans	0.2	2.7	7.8	6.8	2.8	21.8	0.9
Total	0.3	4.6	6.9	15.3	5.2	36.2	1.5

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

Measurement uncertainty

Scenarios used to calculate the Group’s expected credit losses charge were refreshed in Q324 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, the UK economy is gradually recovering and is further stimulated as restrictive monetary policy continues loosening. US GDP growth falls to 1.8% in 2025 but then stabilises at 2.0%. Labour markets remain broadly resilient. The UK unemployment rate peaks at 4.6% during 2025 before stabilising at 4.4%. US unemployment increases slightly to 4.2% at end of 2024 where it remains for the rest of the projection period. With the significant decline in inflationary pressures, major central banks continue to cut rates throughout 2025. UK house prices keep falling in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.

In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal funds rate each reaching 8.5% in Q225. Major economies experience a rapid tightening of financial conditions alongside a significant increase in market volatility resulting in a sharp repricing of assets and higher credit losses. Central banks are forced to cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops significantly following a temporary surge. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth without creating new inflationary pressures. With inflation continuing to fall, central banks lower interest rates, further stimulating aggregate demand, leading to reduced unemployment and healthy GDP growth.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 33.

Economic uncertainty adjustments of £102m (30 June 2024: £151m) were applied as overlays to the modelled ECL output. The decrease reflected a release of affordability linked adjustments in the UK unsecured lending portfolio, supported by a resilient credit performance from UK customers, as evidenced by continued low and stable delinquencies.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 30.09.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	0.9	1.3	1.5	1.7	1.6
UK unemployment2	4.4	4.5	4.4	4.4	4.4
UK HPI3	0.7	2.6	2.6	4.6	3.2
UK bank rate6	5.0	3.9	3.4	3.3	3.3
US GDP1	2.3	1.8	2.0	2.0	2.0
US unemployment4	4.0	4.2	4.2	4.2	4.2
US HPI5	3.2	3.0	3.1	3.1	3.1
US federal funds rate6	5.0	3.4	3.1	3.0	3.3

Downside 2
UK GDP1	0.8	(2.3)	(1.0)	2.3	1.4
UK unemployment2	4.4	5.6	7.4	5.6	4.8
UK HPI3	(0.4)	(18.1)	(6.7)	16.6	8.9
UK bank rate6	5.5	5.5	1.0	1.0	1.0
US GDP1	2.2	(2.1)	(0.4)	3.1	1.7
US unemployment4	4.1	5.6	6.8	5.4	5.0
US HPI5	2.3	(9.4)	(1.7)	7.6	5.6
US federal funds rate6	5.5	5.4	1.5	1.5	1.5

Downside 1
UK GDP1	0.9	(0.5)	0.3	2.0	1.5
UK unemployment2	4.4	5.1	5.9	5.0	4.6
UK HPI3	0.1	(8.1)	(2.1)	10.5	6.0
UK bank rate6	5.3	4.7	2.2	2.1	2.1
US GDP1	2.2	(0.2)	0.8	2.6	1.9
US unemployment4	4.1	4.9	5.5	4.8	4.6
US HPI5	2.7	(3.3)	0.7	5.3	4.4
US federal funds rate6	5.2	4.4	2.3	2.3	2.4

Upside 2
UK GDP1	1.1	3.5	3.4	2.8	2.4
UK unemployment2	4.4	3.7	3.5	3.5	3.5
UK HPI3	2.3	14.0	6.9	4.0	4.3
UK bank rate6	5.0	3.3	2.3	2.3	2.3
US GDP1	2.4	2.9	3.0	2.8	2.8
US unemployment4	4.0	3.6	3.5	3.5	3.5
US HPI5	4.3	4.5	4.9	4.5	4.6
US federal funds rate6	5.0	2.9	2.3	2.3	2.3

Upside 1
UK GDP1	1.0	2.4	2.5	2.2	2.0
UK unemployment2	4.4	4.1	4.0	4.0	4.0
UK HPI3	1.5	8.2	4.8	4.3	3.7
UK bank rate6	5.0	3.6	2.9	2.8	2.8
US GDP1	2.3	2.3	2.5	2.4	2.4
US unemployment4	4.0	3.9	3.9	3.9	3.9
US HPI5	3.8	3.8	4.0	3.8	3.8
US federal funds rate6	5.0	3.2	2.7	2.6	2.8

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate

As at 30.06.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	0.7	1.2	1.6	1.7	1.6
UK unemployment2	4.3	4.4	4.4	4.4	4.4
UK HPI3	(1.2)	1.6	3.0	4.4	3.2
UK bank rate6	5.0	4.3	3.8	3.6	3.5
US GDP1	2.3	1.7	2.0	2.0	2.0
US unemployment4	4.0	4.1	4.1	4.1	4.1
US HPI5	3.3	3.0	3.3	3.3	3.3
US federal funds rate6	5.3	4.4	4.0	3.8	3.8

Downside 2
UK GDP1	0.2	(3.2)	0.5	2.1	1.3
UK unemployment2	4.4	6.4	6.9	5.3	4.7
UK HPI3	(3.6)	(23.3)	2.8	15.6	7.7
UK bank rate6	5.9	4.0	1.0	1.0	1.0
US GDP1	1.8	(2.9)	1.2	2.8	1.6
US unemployment4	4.2	6.3	6.4	5.3	4.9
US HPI5	0.9	(10.7)	2.0	8.0	5.3
US federal funds rate6	5.9	4.1	1.5	1.5	1.5

Downside 1
UK GDP1	0.4	(1.0)	1.0	1.9	1.5
UK unemployment2	4.3	5.4	5.6	4.9	4.6
UK HPI3	(2.4)	(11.5)	2.9	9.9	5.5
UK bank rate6	5.5	4.1	2.4	2.3	2.3
US GDP1	2.0	(0.6)	1.6	2.4	1.8
US unemployment4	4.1	5.2	5.3	4.7	4.5
US HPI5	2.1	(4.0)	2.7	5.6	4.3
US federal funds rate6	5.6	4.3	2.8	2.6	2.6

Upside 2
UK GDP1	1.1	3.9	3.2	2.6	2.3
UK unemployment2	4.1	3.4	3.4	3.3	3.2
UK HPI3	4.9	14.2	6.8	2.7	3.8
UK bank rate6	4.9	3.4	2.6	2.6	2.5
US GDP1	2.6	3.2	2.9	2.8	2.8
US unemployment4	3.7	3.5	3.4	3.4	3.4
US HPI5	5.3	3.9	5.0	4.6	4.6
US federal funds rate6	5.2	3.7	3.1	2.8	2.8

Upside 1
UK GDP1	0.9	2.5	2.4	2.2	2.0
UK unemployment2	4.2	3.9	3.9	3.9	3.8
UK HPI3	1.8	7.8	4.9	3.6	3.5
UK bank rate6	5.0	3.8	3.2	3.1	3.0
US GDP1	2.4	2.5	2.4	2.4	2.4
US unemployment4	3.8	3.8	3.8	3.8	3.8
US HPI5	4.3	3.5	4.2	3.9	3.9
US federal funds rate6	5.3	4.1	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.5	0.3	1.2	1.6	1.6
UK unemployment2	4.2	4.7	4.7	4.8	5.0
UK HPI3	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate6	4.7	4.9	4.1	3.8	3.5
US GDP1	2.4	1.3	1.7	1.9	1.9
US unemployment4	3.7	4.3	4.3	4.3	4.3
US HPI5	5.4	3.4	3.0	3.3	3.3
US federal funds rate6	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP1	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment2	4.2	5.2	7.9	6.3	5.5
UK HPI3	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate6	4.7	6.6	1.3	1.0	1.0
US GDP1	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment4	3.7	5.2	7.2	5.9	5.2
US HPI5	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate6	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP1	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment2	4.2	4.9	6.3	5.6	5.2
UK HPI3	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate6	4.7	5.8	2.7	2.5	2.3
US GDP1	2.4	0.3	(0.2)	2.5	1.9
US unemployment4	3.7	4.7	5.8	5.1	4.8
US HPI5	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate6	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP1	0.5	2.4	3.7	2.9	2.4
UK unemployment2	4.2	3.9	3.5	3.6	3.6
UK HPI3	(3.3)	7.8	7.6	4.5	5.6
UK bank rate6	4.7	4.3	2.7	2.5	2.5
US GDP1	2.4	2.8	3.1	2.8	2.8
US unemployment4	3.7	3.5	3.6	3.6	3.6
US HPI5	5.4	6.1	4.3	4.5	4.6
US federal funds rate6	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP1	0.5	1.4	2.5	2.3	2.0
UK unemployment2	4.2	4.3	4.1	4.2	4.3
UK HPI3	(3.3)	1.2	4.1	3.8	5.4
UK bank rate6	4.7	4.6	3.4	3.3	3.0
US GDP1	2.4	2.0	2.4	2.4	2.4
US unemployment4	3.7	3.9	3.9	4.0	4.0
US HPI5	5.4	4.7	3.7	3.9	3.9
US federal funds rate6	5.1	4.7	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.24
Scenario probability weighting	16.8	26.4	32.7	15.9	8.2
As at 30.06.24
Scenario probability weighting	16.5	26.1	32.6	16.2	8.6
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 remained at 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Following its 12 December 2023 publication of ‘Implementation of the Basel 3.1 standards near-final part 1’ (PS12/23), covering Credit Valuation Adjustments, Counterparty Credit Risk, Market Risk and Operational Risk, on 12 September 2024 the PRA published its near-final policy statement ‘Implementation of the Basel 3.1 standards near-final part 2’ (PS9/24) covering the remaining aspects of the Basel 3.1 standards. This covered Credit Risk, Credit Risk Mitigation, the Output Floor, and Reporting and Disclosure requirements. Additionally, the policy statement confirmed that the implementation date for Basel 3.1 within the United Kingdom will be deferred by 6 months to 1 January 2026.

Capital ratios1,2	As at 30.09.24	As at 30.06.24	As at 31.12.23
CET1	13.8%	13.6%	13.8%
T1	17.3%	17.3%	17.7%
Total regulatory capital	19.9%	19.9%	20.1%
MREL ratio as a percentage of total RWAs	34.9%	33.5%	33.6%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	70,972	71,173	71,204
Less: other equity instruments (recognised as AT1 capital)	(11,739)	(12,959)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(493)	(645)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	(385)	(222)	—
Adjustment to retained earnings for foreseeable other equity coupons	(40)	(41)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,850)	(1,887)	(1,901)
Goodwill and intangible assets	(8,111)	(7,835)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,482)	(1,630)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	2,298	3,799	3,707
Excess of expected losses over impairment	(440)	(324)	(296)
Gains or losses on liabilities at fair value resulting from own credit	656	622	136
Defined benefit pension fund assets	(2,534)	(2,564)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(5)	(5)	(20)
Adjustment under IFRS 9 transitional arrangements	83	123	288
Other regulatory adjustments	100	90	357
CET1 capital	47,030	47,695	47,304

AT1 capital
Capital instruments and related share premium accounts	11,755	13,000	13,263
Other regulatory adjustments and deductions	(16)	(41)	(60)
AT1 capital	11,739	12,959	13,203

T1 capital	58,769	60,654	60,507

T2 capital
Capital instruments and related share premium accounts	8,587	8,836	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	379	385	569
Credit risk adjustments (excess of impairment over expected losses)	—	39	—
Other regulatory adjustments and deductions	(19)	(43)	(160)
Total regulatory capital	67,716	69,871	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(379)	(385)	(569)
Eligible liabilities	51,330	48,299	46,995

Total own funds and eligible liabilities3	118,667	117,785	115,308

Total RWAs	340,401	351,433	342,717

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements in accordance with UK CRR. This includes IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.8%, with £46.9bn of CET1 capital and £340.4bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.

3
As at 30 September 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £102.6bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 30.09.24	Nine months ended 30.09.24
	£m	£m
Opening CET1 capital	47,695	47,304

Profit for the period attributable to equity holders	1,817	5,114
Own credit relating to derivative liabilities	3	27
Ordinary share dividends paid and foreseen	(273)	(918)
Purchased and foreseeable share repurchase	(750)	(1,750)
Other equity coupons paid and foreseen	(252)	(760)
Increase in retained regulatory capital generated from earnings	545	1,713

Net impact of share schemes	164	94
Fair value through other comprehensive income reserve	119	(150)
Currency translation reserve	(1,244)	(1,328)
Other reserves	(8)	(111)
Decrease in other qualifying reserves	(969)	(1,495)

Pension remeasurements within reserves	(30)	(127)
Defined benefit pension fund asset deduction	30	120
Net impact of pensions	—	(7)

Additional value adjustments (PVA)	37	51
Goodwill and intangible assets	(276)	(321)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	148	148
Excess of expected loss over impairment	(116)	(144)
Direct and indirect holdings by an institution of own CET1 instruments	—	15
Adjustment under IFRS 9 transitional arrangements	(40)	(205)
Other regulatory adjustments	6	(29)
Decrease in regulatory capital due to adjustments and deductions	(241)	(485)

Closing CET1 capital	47,030	47,030

CET1 capital decreased £0.3bn to £47.0bn (December 2023: £47.3bn). Significant movements in the period were:

●
£5.1bn of capital generated from profit partially offset by distributions of £3.4bn comprising:
-
£1.8bn of share buybacks announced with FY23 and H124 results
-
£0.9bn accrual towards the FY24 dividend
-
£0.8bn of equity coupons paid and foreseen
●
£1.5bn decrease in other qualifying reserves including a reduction in the currency translation reserve due to the strengthening of GBP against USD

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
					Settlement
	STD	IRB	STD	IRB	Risk	CVA	STD	IMA
As at 30.09.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	9,606	55,792	100	13	—	52	199	—	11,715	77,477
Barclays UK Corporate Bank	3,790	14,275	93	389	—	10	5	507	3,024	22,093
Barclays Private Bank & Wealth Management	4,846	482	80	24	—	11	41	305	1,546	7,335
Barclays Investment Bank	38,757	47,864	20,458	23,709	118	2,466	13,087	23,559	24,179	194,197
Barclays US Consumer Bank	18,316	839	—	—	—	—	—	—	4,051	23,206
Head Office	6,488	8,346	1	15	—	3	1	196	1,043	16,093
Barclays Group	81,803	127,598	20,732	24,150	118	2,542	13,333	24,567	45,558	340,401
As at 30.06.24
Barclays UK	9,349	55,055	101	12	—	72	169	—	11,715	76,473
Barclays UK Corporate Bank	4,033	13,881	91	327	—	12	3	487	3,024	21,858
Barclays Private Bank & Wealth Management	4,612	467	85	33	—	13	—	293	1,546	7,049
Barclays Investment Bank	41,151	50,854	20,426	23,636	159	2,897	14,173	25,811	24,179	203,286
Barclays US Consumer Bank	19,462	917	—	—	—	—	—	—	4,051	24,430
Head Office	6,470	10,609	1	21	—	4	1	188	1,043	18,337
Barclays Group	85,077	131,783	20,704	24,029	159	2,998	14,346	26,779	45,558	351,433
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	(69)	4,115	(2,123)	—	1,923
Acquisitions and disposals	(856)	—	—	—	(856)
Book quality	(1,054)	(245)	—	—	(1,299)
Model updates	196	680	—	—	876
Methodology and policy	4,155	398	—	—	4,553
Foreign exchange movements1	(4,595)	(2,180)	(738)	—	(7,513)
Total RWA movements	(2,223)	2,768	(2,861)	—	(2,316)
Closing RWAs (as at 30.09.24)	209,401	47,542	37,900	45,558	340,401

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs decreased £2.3bn to £340.4bn (December 2023: £342.7bn).

Credit risk RWAs decreased £2.2bn:
●
A £0.9bn decrease in acquisitions and disposals due to the sale of the performing Italian mortgage portfolio
●
A £1.1bn decrease in book quality RWAs mainly driven by changes in risk parameters primarily within IB
●
A £4.2bn increase in methodology and policy including regulatory model changes in Barclays UK
●
A £4.6bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD

Counterparty Credit risk RWAs increased £2.8bn:
●
A £4.1bn increase in book size including the seasonal increase relative to FY23
●
A £2.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD

Market risk RWAs decreased £2.9bn:
●
A £2.1bn decrease in book size due to trading activity

Leverage ratios1,2	As at 30.09.24	As at 30.06.24	As at 31.12.23
	£m	£m	£m
UK leverage ratio3	4.9%	5.0%	5.2%
T1 capital	58,769	60,654	60,507
UK leverage exposure	1,197,445	1,222,722	1,168,275
Average UK leverage ratio	4.6%	4.7%	4.8%
Average T1 capital	59,328	60,617	60,343
Average UK leverage exposure	1,277,714	1,300,424	1,266,880

1	Capital and leverage measures are calculated applying the transitional arrangements in accordance with UK CRR.
2
Fully loaded UK leverage ratio was 4.9%, with £58.7bn of T1 capital and £1,197.4bn of leverage exposure. Fully loaded average UK leverage ratio was 4.6% with £59.2bn of T1 capital and £1,277.6bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements in accordance with UK CRR.

3
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn and against the 0.3% CCLB was £3.6bn.

The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) due to a reduction in Tier 1 Capital of £1.7bn and increase in exposure of £29.2bn to £1,197.4bn (December 2023: £1,168.3bn). The decrease in capital was driven by the redemption of an AT1 instrument during the period. The increase in exposure was largely driven by an increase in trading securities and secured lending in IB, partially offset by the strengthening of GBP against USD.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.24	Nine months ended 30.09.23
	£m	£m
Total income	19,824	19,780
Operating expenses excluding UK regulatory levies & litigation and conduct	(11,951)	(11,979)
UK regulatory levies1	(93)	—
Litigation and conduct	(99)	(32)
Operating expenses	(12,143)	(12,011)
Other net income	37	7
Profit before impairment	7,718	7,776
Credit impairment charges	(1,271)	(1,329)
Profit before tax	6,447	6,447
Tax charge	(1,304)	(1,257)
Profit after tax	5,143	5,190

Attributable to:
Shareholders of the parent	4,351	4,385
Other equity holders	763	766
Equity holders of the parent	5,114	5,151
Non-controlling interests	29	39
Profit after tax	5,143	5,190

Earnings per share
Basic earnings per ordinary share	29.3p	28.2p

1	Comprises the impact of the BoE levy scheme. Please refer to Group Finance Director’s Review, Other matters for details.

Condensed consolidated balance sheet (unaudited)
	As at 30.09.24	As at 31.12.23
Assets	£m	£m
Cash and balances at central banks	215,061	224,634
Cash collateral and settlement balances	141,703	108,889
Debt securities at amortised cost	64,637	56,749
Loans and advances at amortised cost to banks	8,120	9,459
Loans and advances at amortised cost to customers	326,427	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost	3,579	2,594
Trading portfolio assets	187,400	174,605
Financial assets at fair value through the income statement	214,257	206,651
Derivative financial instruments	258,622	256,836
Financial assets at fair value through other comprehensive income	80,778	71,836
Investments in associates and joint ventures	894	879
Goodwill and intangible assets	8,123	7,794
Current tax assets	144	121
Deferred tax assets	5,569	5,960
Other assets	15,821	17,192
Total assets	1,531,135	1,477,487

Liabilities
Deposits at amortised cost from banks	18,037	14,472
Deposits at amortised cost from customers	524,717	524,317
Cash collateral and settlement balances	135,060	94,084
Repurchase agreements and other similar secured borrowings at amortised cost	45,250	41,601
Debt securities in issue	89,424	96,825
Subordinated liabilities	11,322	10,494
Trading portfolio liabilities	64,284	58,669
Financial liabilities designated at fair value	305,328	297,539
Derivative financial instruments	249,861	250,044
Current tax liabilities	625	529
Deferred tax liabilities	22	22
Other liabilities	15,573	17,027
Total liabilities	1,459,503	1,405,623

Equity
Called up share capital and share premium	4,205	4,288
Other reserves	(476)	(77)
Retained earnings	55,504	53,734
Shareholders' equity attributable to ordinary shareholders of the parent	59,233	57,945
Other equity instruments	11,739	13,259
Total equity excluding non-controlling interests	70,972	71,204
Non-controlling interests	660	660
Total equity	71,632	71,864

Total liabilities and equity	1,531,135	1,477,487

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Nine months ended 30.09.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	763	—	4,351	5,114	29	5,143
Currency translation movements	—	—	(1,328)	—	(1,328)	—	(1,328)
Fair value through other comprehensive income reserve	—	—	(150)	—	(150)	—	(150)
Cash flow hedges	—	—	1,409	—	1,409	—	1,409
Retirement benefit remeasurements	—	—	—	(127)	(127)	—	(127)
Own credit	—	—	(491)	—	(491)	—	(491)
Total comprehensive income for the period	—	763	(560)	4,224	4,427	29	4,456
Employee share schemes and hedging thereof	80	—	—	740	820	—	820
Issue and redemption of other equity instruments	—	(1,508)	—	(97)	(1,605)	—	(1,605)
Other equity instruments coupon paid	—	(763)	—	—	(763)	—	(763)
Vesting of employee share schemes	—	—	(4)	(495)	(499)	—	(499)
Dividends paid	—	—	—	(1,221)	(1,221)	(29)	(1,250)
Repurchase of shares	(163)	—	163	(1,373)	(1,373)	—	(1,373)
Other movements	—	(12)	2	(8)	(18)	—	(18)
Balance as at 30 September 2024	4,205	11,739	(476)	55,504	70,972	660	71,632

Three months ended 30.09.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2024	4,256	12,959	(882)	54,840	71,173	660	71,833
Profit after tax	—	253	—	1,564	1,817	3	1,820
Currency translation movements	—	—	(1,244)	—	(1,244)	—	(1,244)
Fair value through other comprehensive income reserve	—	—	119	—	119	—	119
Cash flow hedges	—	—	1,499	—	1,499	—	1,499
Retirement benefit remeasurements	—	—	—	(30)	(30)	—	(30)
Own credit	—	—	(29)	—	(29)	—	(29)
Total comprehensive income for the period	—	253	345	1,534	2,132	3	2,135
Employee share schemes and hedging thereof	15	—	—	158	173	—	173
Issue and redemption of other equity instruments	—	(1,245)	—	(5)	(1,250)	—	(1,250)
Other equity instruments coupon paid	—	(253)	—	—	(253)	—	(253)
Vesting of employee share schemes	—	—	(7)	(7)	(14)	—	(14)
Dividends paid	—	—	—	(425)	(425)	(3)	(428)
Repurchase of shares	(66)	—	66	(591)	(591)	—	(591)
Other movements	—	25	2	—	27	—	27
Balance as at 30 September 2024	4,205	11,739	(476)	55,504	70,972	660	71,632

	As at 30.09.24	As at 31.12.23
Other Reserves	£m	£m
Currency translation reserve	2,343	3,671
Fair value through other comprehensive income reserve	(1,516)	(1,366)
Cash flow hedging reserve	(2,298)	(3,707)
Own credit reserve	(729)	(240)
Other reserves and treasury shares	1,724	1,565
Total	(476)	(77)

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 43 to 441.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 43 to 45.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 14.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 47.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Inorganic activity
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.

Performance measures excluding the impact of inorganic activity	Calculated by excluding the impact of inorganic activity from performance measures. The components of the calculations for Barclays Group and businesses have been included on page 5 and on page 46.

Returns
	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.4	3.0	1.1	29.8	3.7	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.4)	(3.5)	(7.9)
Average tangible equity	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity	21.4%	17.3%	29.5%	10.1%	8.4%	n/m	11.5%

	Nine months ended 30.09.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,580	525	283	2,190	134	(327)	4,385

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	2.9	1.1	29.0	3.9	4.6	55.5
Average goodwill and intangibles	(3.8)	—	(0.1)	—	(0.7)	(3.9)	(8.5)
Average tangible equity	10.2	2.9	1.0	29.0	3.2	0.7	47.0

Return on average tangible equity	20.6%	24.4%	37.1%	10.1%	5.7%	n/m	12.5%

Barclays Group
Return on average tangible shareholders' equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,564	1,237	1,550	(111)	1,274	1,328	1,783	1,036

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	59.1	57.7	58.3	57.1	55.1	55.4	55.9	54.9
Average goodwill and intangibles	(8.1)	(7.9)	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)
Average tangible shareholders' equity	51.0	49.8	50.5	48.9	46.5	46.7	47.6	46.7

Return on average tangible shareholders' equity	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%

Barclays UK
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	621	584	479	382	531	534	515	474

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.5	14.4	14.3	14.1	14.0	14.2	13.9	13.7
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)
Average allocated tangible equity	10.6	10.5	10.4	10.2	10.1	10.2	10.3	10.2

Return on average allocated tangible equity	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	144	135	113	59	129	239	157	131

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9

Return on average allocated tangible equity	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	74	77	74	47	102	91	90	92

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.2
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.1

Return on average allocated tangible equity	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%

Barclays Investment Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	652	715	899	(149)	580	562	1,048	313

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9

Return on average allocated tangible equity	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	89	75	44	(3)	3	72	59	101

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.6	3.6	3.6	3.8	3.9	3.9	4.1
Average goodwill and intangibles	(0.5)	(0.3)	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)
Average allocated tangible equity	3.3	3.3	3.3	3.3	3.1	3.1	3.1	3.2

Return on average allocated tangible equity	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%

Performance measures excluding the impact of inorganic activity
	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	5,659	1,322	958	9,198	2,469	218	19,824
Inorganic activity	—	—	—	—	—	(240)	(240)
Total income excluding inorganic activity	5,659	1,322	958	9,198	2,469	458	20,064

Total operating expenses	(3,114)	(708)	(657)	(5,818)	(1,193)	(653)	(12,143)

Cost: income ratio excluding inorganic activity	55%	54%	69%	63%	48%	n/a	61%

Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351
Post-tax impact of inorganic activity	—	—	—	—	—	(233)	(233)
Attributable profit/(loss) excluding inorganic activity	1,684	392	225	2,266	208	(191)	4,584

Average tangible equity (£bn)	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity excluding inorganic activity	21.4%	17.3%	29.5%	10.1%	8.4%	n/a	12.1%

	Three months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US C onsumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	1,946	445	326	2,851	791	188	6,547
Inorganic activity	—	—	—	—	—	—	—
Total income excluding inorganic activity	1,946	445	326	2,851	791	188	6,547

Total operating expenses	(1,006)	(222)	(221)	(1,916)	(393)	(204)	(3,962)

Cost: income ratio excluding inorganic activity	52%	50%	68%	67%	50%	n/a	61%

Attributable profit/(loss)	621	144	74	652	89	(16)	1,564
Post-tax impact of inorganic activity	—	—	—	—	—	—	—
Attributable profit/(loss) excluding inorganic activity	621	144	74	652	89	(16)	1,564

Average tangible equity (£bn)	10.6	3.1	1.0	29.5	3.3	3.5	51.0

Return on average tangible equity excluding inorganic activity	23.4%	18.8%	29.0%	8.8%	10.9%	n/a	12.3%

Tangible net asset value per share	As at 30.09.24	As at 31.12.23	As at 30.09.23
	£m	£m	£m
Total equity excluding non-controlling interests	70,972	71,204	68,315
Other equity instruments	(11,739)	(13,259)	(11,857)
Goodwill and intangibles	(8,123)	(7,794)	(8,265)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	51,110	50,151	48,193

	m	m	m
Shares in issue	14,571	15,155	15,239

	p	p	p
Tangible net asset value per share	351	331	316

Shareholder Information

Results timetable1					Date
2024 Full Year Results and Annual Report					13 February 2025

					% Change3
Exchange rates2	30.09.24	30.06.24	31.12.23	30.09.23	30.06.24	31.12.23	30.09.23
Period end - USD/GBP	1.34	1.26	1.28	1.22	6%	5%	10%
YTD average - USD/GBP	1.28	1.30	1.24	1.24	(2)%	3%	3%
3 month average - USD/GBP	1.30	1.26	1.24	1.27	3%	5%	2%
Period end - EUR/GBP	1.20	1.18	1.15	1.15	2%	4%	4%
YTD average - EUR/GBP	1.17	1.19	1.15	1.15	(2)%	2%	2%
3 month average - EUR/GBP	1.18	1.18	1.15	1.16	—%	3%	2%

Share price data
Barclays PLC (p)	224.55	208.90	153.78	158.94
Barclays PLC number of shares (m)4	14,571	14,826	15,155	15,239

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)5.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US: +1 651-453-2128

Delivery of ADR certificates and overnight mail
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1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 14,571m as at 30 September 2024 is different from the 14,561m quoted in the 1 October 2024 announcement entitled “Total Voting Rights” because the share buyback transactions executed on 27 and 30 September 2024 did not settle until 1 and 2 October 2024 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.